UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______

Commission File Number 1-8036

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

TECH GROUP PUERTO RICO, INC.
SAVINGS AND RETIREMENT PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WEST PHARMACEUTICAL SERVICES, INC.
530 HERMAN O. WEST DRIVE
EXTON, PA 19341
610-594-2900

REQUIRED INFORMATION

Items
1 to 3.	Not required; see Item 4 below.

4.	The following are furnished for the Plan:

(a) The Tech Group Puerto Rico, Inc. Savings and Retirement Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and is, therefore, filing Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

(b) A written consent of the accountant.

TECH GROUP PUERTO RICO, INC.
SAVINGS AND RETIREMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
For the Years Ended December 31, 2013 and 2012

TECH GROUP PUERTO RICO, INC.
SAVINGS AND RETIREMENT PLAN

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrators of the
Tech Group Puerto Rico, Inc.
Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Tech Group Puerto Rico, Inc. Savings and Retirement Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Tech Group Puerto Rico, Inc. Savings and Retirement Plan as of December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Fischer Cunnane & Associates Ltd
Fischer Cunnane & Associates Ltd
Certified Public Accountants

West Chester, Pennsylvania
June 23, 2014

TECH GROUP PUERTO RICO, INC.
SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS:
Investments at fair value (Note E):
Mutual funds	$2,822,559	$2,221,211
Plan interest in Master Trust	33,415	5,861
Total investments	2,855,974	2,227,072

Receivables:
Employer contributions	5,429	1,088
Notes receivable from participants	177,843	175,199
Total receivables	183,272	176,287
Total assets	3,039,246	2,403,359

LIABILITIES:
Excess contributions payable	4,106	6,958

Net assets available for benefits	$3,035,140	$2,396,401

The accompanying Notes are an integral part of these statements.

TECH GROUP PUERTO RICO, INC.
SAVINGS AND RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012

Additions:
Interest and dividend income	$82,093	$49,162
Net appreciation in fair value of investments (Note C)	404,184	181,008
Plan interest in Master Trust net investment income	10,512	567
Interest income on notes receivable from participants	7,126	8,148
Contributions:
Employer	121,964	112,229
Participant	177,253	180,320
Total additions	803,132	531,434

Deductions:
Benefits paid	163,133	203,472
Plan expenses	1,260	495
Total deductions	164,393	203,967

Net increase	638,739	327,467

Net assets available for plan benefits:
Beginning of the year	2,396,401	2,068,934
End of the year	$3,035,140	$2,396,401

The accompanying Notes are an integral part of these statements.

TECH GROUP PUERTO RICO, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE A - Description of Plan

The following description of the Tech Group Puerto Rico, Inc. Savings and Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s current provisions.

General
The Plan is a defined contribution plan that was established January 1, 1993, and subsequently amended. The Plan is available to eligible full-time employees of the Tech Group Puerto Rico, Inc. (the "Employer") who have completed three months of service and are at least eighteen years of age. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Master Trust
Effective January 3, 2011, West Pharmaceutical Services, Inc. (the "Company") entered into an agreement with Vanguard Fiduciary Trust Company (“VFTC”) to form a master trust (“Master Trust”) to hold certain investments of the Plan and the West Pharmaceutical Services, Inc. 401(k) Plan on a commingled basis, for investment purposes only. The sole investment in the Master Trust is common stock of the Company (the “West Stock Fund”). See Note D for more information regarding the Master Trust.

Contributions
Participants may contribute up to 50% of pre-tax annual compensation and 10% of after-tax annual compensation with no combined limit, subject to Puerto Rico Internal Revenue Code of 1994 ("PR Code") limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Employer matches 100% of the first 3% of base compensation that a participant contributes to the Plan and 50% of the next 2% of contributions.

Investments
The Plan offers twenty-four mutual funds and the West Stock Fund as investment options for participants. Participants may not allocate future contributions to, or make purchases into, the West Stock Fund if their current balance in the fund exceeds 20% of their total account balance.

Participants may change or transfer their investment options at any time. Employer matching contributions are invested according to the investment allocations made for participant contributions.

Participant Accounts
Individual accounts are maintained for each Plan participant. Each account is self-directed and is credited with the participant's contribution, the Employer’s contribution and an allocation of Plan earnings (losses), and charged with certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are immediately vested in their contributions and Employer matching contributions plus earnings thereon.

TECH GROUP PUERTO RICO, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE A - Description of Plan - continued

Notes Receivable from Participants
Participants may borrow from their fund accounts a maximum amount equal to the lesser of $50,000 or 50% of the vested portion of their account balances. The loans are secured by the balance in the participant's account. Loan terms generally range from one to five years, except for loans to purchase a principal residence which may be repaid over fifteen years, and bear interest at the prevailing interest rate determined by the Plan Administrator on the date the loan is made. At December 31, 2013 and 2012, interest rates on outstanding loans ranged from 4.25% to 9.25%. Principal and interest are paid ratably through payroll deductions.

Benefits
Benefits are payable upon termination of a participant's employment, or termination of service due to death, disability or retirement. Participants may make annual in-service withdrawals of after-tax and rollover contributions, and matching contributions that have been in the Plan for at least two years. Participants may also make in-service withdrawals after attaining age 59 ½ or upon a hardship. Generally, any benefit due shall be paid as soon as administratively feasible.

NOTE B - Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition
The Plan's investments, including the Master Trust, are stated at fair value (see Note E). Purchases and sales of investments are recorded on a trade-date basis. The Plan presents in the statements of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of both realized and unrealized gains and losses.

Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Interest income is accrued when earned.

Payment of Benefits
Benefits are recorded when paid. Delinquent notes receivable from participants are treated as distributions based upon the terms of the Plan document.

Plan Expenses
Certain expenses of the Plan are paid by the Employer.

TECH GROUP PUERTO RICO, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE C - Investments

Investments that represented 5% or more of the Plan's net assets as of December 31 were as follows:

	2013	2012
Templeton Foreign Fund	$267,340	$217,479
Vanguard 500 Index Fund Investor Shares	301,041	243,791
Vanguard Capital Opportunity Fund Investor Shares	216,777	150,062
Vanguard Extended Market Index Fund Investor Shares	309,376	221,456
Vanguard Prime Money Market Fund	162,148	129,850
Vanguard Target Retirement 2020 Fund	368,388	313,000
Vanguard Total Bond Market Index Fund Investor Shares	343,114	360,963

During 2013 and 2012, the Plan's investments outside of the Master Trust, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

	2013	2012
Mutual funds	$404,184	$181,008

NOTE D - Master Trust

As mentioned in Note A, effective January 3, 2011, a portion of the Plan’s investments are held in a Master Trust, commingled with assets of another Company-sponsored retirement plan. The sole investment in the Master Trust consists of units owned in the West Stock Fund. The Plan’s share of the Master Trust’s net assets and investment activities is based upon the total of each individual participant’s share of the Master Trust.

The total fair value of the Master Trust’s investment in the West Stock Fund, as of December 31, 2013 and 2012, was $39,566,073 and $25,224,902, respectively. Refer to Note E for the investment's level in the fair value hierarchy.

The Plan’s interest in the net assets of the Master Trust was 0.08% and 0.02% as of December 31, 2013 and 2012.

TECH GROUP PUERTO RICO, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE D - Master Trust - continued

The changes in net assets for the Master Trust for the years ended December 31 are as follows:

	2013	2012
Dividends	$334,365	$366,193
Net appreciation in fair value of common stock	18,443,160	8,462,352
Net investment income	18,777,525	8,828,545

Net transfers	(4,436,354)	(4,022,169)

Increase in net assets	14,341,171	4,806,376

Net assets:
Beginning of year	25,224,902	20,418,526
End of year	$39,566,073	$25,224,902

NOTE E - Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The following fair value hierarchy classifies the inputs to valuation techniques used to measure fair value into one of three levels:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:
Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs that reflect the reporting entity’s own assumptions.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

TECH GROUP PUERTO RICO, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE E - Fair Value Measurements - continued

The following tables summarize the Plan’s investments, excluding the Master Trust, that are measured at fair value on a recurring basis:

				Balance at
	Basis of Fair Value Measurements			December 31,
	Level 1	Level 2	Level 3	2013
Mutual funds:
Small cap	$152,179	$—	$—	$152,179
Mid cap	526,153	—	—	526,153
Large cap	601,610	—	—	601,610
International	267,340	—	—	267,340
Balanced	770,015	—	—	770,015
Bond	343,114	—	—	343,114
Money market	162,148	—	—	162,148
Total assets at fair value	$2,822,559	$—	$—	$2,822,559

				Balance at
	Basis of Fair Value Measurements			December 31,
	Level 1	Level 2	Level 3	2012
Mutual funds:
Small cap	$84,267	$—	$—	$84,267
Mid cap	371,518	—	—	371,518
Large cap	460,803	—	—	460,803
International	217,479	—	—	217,479
Balanced	596,331	—	—	596,331
Bond	360,963	—	—	360,963
Money market	129,850	—	—	129,850
Total assets at fair value	$2,221,211	$—	$—	$2,221,211

TECH GROUP PUERTO RICO, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE E - Fair Value Measurements - continued

The following tables summarize the Master Trust assets that are measured at fair value on a recurring basis:

				Balance at
	Basis of Fair Value Measurements			December 31,
	Level 1	Level 2	Level 3	2013
Master Trust:
Common stock	$39,566,073	$—	$—	$39,566,073

				Balance at
	Basis of Fair Value Measurements			December 31,
	Level 1	Level 2	Level 3	2012
Master Trust:
Common stock	$25,224,902	$—	$—	$25,224,902

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds: Valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

Common stock: Valued at the year-end unit closing price, which is comprised of the quoted market price of the Company stock plus an uninvested cash portion.

NOTE F - Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE G - Related Party Transactions

The Plan invests in shares of mutual funds managed by The Vanguard Group, an affiliate of VFTC. VFTC acts as custodian for these investments, as well as the West Stock Fund, as defined by the Plan. Therefore, these transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. In addition, loans to participants qualify as party-in-interest transactions.

TECH GROUP PUERTO RICO, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE H - Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination of the Plan, participants' accounts will be distributed in accordance with the provisions of the Plan.

NOTE I - Tax Status

The Plan obtained its latest determination letter on September 17, 1993, in which the Puerto Rico Department of Treasury ("Treasury") stated that the Plan, as then designed, was in compliance with the applicable requirements of the PR Code. The Plan has been amended and restated since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the PR Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service or Treasury. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there were no uncertain positions taken or expected to be taken that require recognition or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations prior to 2010.

TECH GROUP PUERTO RICO, INC.
SAVINGS AND RETIREMENT PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

	PLAN EIN: 86-0640193
	PLAN NUMBER: 001

	Identity of Issue	Description	Current Value
	Templeton Foreign Fund	Mutual Fund	$267,340
*	Vanguard 500 Index Fund Investor Shares	Mutual Fund	301,041
*	Vanguard Capital Opportunity Fund Investor Shares	Mutual Fund	216,777
*	Vanguard Explorer Fund Investor Shares	Mutual Fund	122,726
*	Vanguard Extended Market Index Fund Investor Shares	Mutual Fund	309,376
*	Vanguard Growth and Income Fund Investor Shares	Mutual Fund	7,263
*	Vanguard Morgan Growth Fund Investor Shares	Mutual Fund	147,004
*	Vanguard Prime Money Market Fund	Mutual Fund	162,148
*	Vanguard Target Retirement 2010 Fund	Mutual Fund	105,380
*	Vanguard Target Retirement 2015 Fund	Mutual Fund	2,706
*	Vanguard Target Retirement 2020 Fund	Mutual Fund	368,388
*	Vanguard Target Retirement 2025 Fund	Mutual Fund	33,137
*	Vanguard Target Retirement 2030 Fund	Mutual Fund	48,087
*	Vanguard Target Retirement 2035 Fund	Mutual Fund	60,644
*	Vanguard Target Retirement 2040 Fund	Mutual Fund	19,923
*	Vanguard Target Retirement 2045 Fund	Mutual Fund	9,063
*	Vanguard Target Retirement 2050 Fund	Mutual Fund	77
*	Vanguard Target Retirement 2055 Fund	Mutual Fund	288
*	Vanguard Target Retirement 2060 Fund	Mutual Fund	2,270
*	Vanguard Target Retirement Income	Mutual Fund	72,633
*	Vanguard Total Bond Market Index Fund Investor Shares	Mutual Fund	343,114
*	Vanguard Wellington Fund Investor Shares	Mutual Fund	47,418
*	Vanguard Windsor II Fund Investor Shares	Mutual Fund	146,303
	William Blair Small Cap Value Fund	Mutual Fund	29,453
*	West Stock Fund	Master Trust	33,415
*	Participant Loans	4.25% - 9.25%	177,843
			$3,033,817

*	Party-in-interest

	Cost has been omitted, as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TECH GROUP PUERTO RICO, INC. SAVINGS AND RETIREMENT PLAN

By: /s/ William J. Federici
William J. Federici
Senior Vice President and Chief Financial Officer
Plan Administrator

Date:  June 24, 2014

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm